[ING FUNDS LOGO]

March 19, 2013

VIA EDGAR

Mr. Edward Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Mutual Funds (File Nos. 033-56094; 811-07428)

Dear Mr. Bartz:

This letter responds to comments provided by the SEC Staff (“Staff”) to Jay Stamper on February 27, 2013, for Post-Effective Amendment No. 171 to the Registration Statement on Form N-1A for ING Mutual Funds (“Registrant”) (the “Registrant”) filed on January 11, 2013. Our summary of the comments made to the Prospectuses and Statements of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1.	Comment:

The Staff requested that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses in accordance with Instruction 3(a) to Item 3 of Form N-1A as this fee is being paid to an affiliate.

Response:

The Registrant appreciates the Staff’s comment but believes the line item provides important information for shareholders with respect to the Fund’s fee structure and revising the current fee table presentation as suggested would make the table confusing to shareholders due to the formatting of the table.

2.	Comment:	The Staff requested confirmation that the contractual agreement to waive or reimburse fees reflected in Footnote 3 to the “Annual Fund Operating Expenses” Table will be made a part of the filing.

	Response:	The Registrant confirms that the contract agreement to waiver of reimburse fees will be filed as part of the Registration Statement.

3.	Comment:

With respect to the use of “Global” in the name of the Fund, the Staff requested additional disclosure as to a percentage or policy as to the amount of the Fund’s assets that will be invested outside the United States especially considering that this Fund is structured as “fund-of-funds” and many of the Underlying Funds’ investments are not focused outside of the United States.

	Response:	The Registrant has revised the first paragraph of the Fund’s principal investment strategies to include the following language:

“The Underlying Funds will invest in the securities of issuers in a number of different countries one of which may be the United States.”

The Registrant believes that adding the disclosure above indicating that the Underlying Funds in which the Fund invests will invest in a “number of different countries” is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

4.	Comment:	The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

	Response:	The Registrant appreciates the comment but the language is not required by Form N-1A. However, the Registrant will consider revising this language in future filings.

5.	Comment:

With respect to the risk entitled “Duration” in the section entitled “Additional Risks,” the Staff requested that the Registrant revise the disclosure to include an example of a 1% change in interest rates for a bond with a 4.5 year duration.

	Response:	The Registrant will revise the disclosure as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

[ING FUNDS LOGO]

March 19, 2013

VIA EDGAR

Mr. Brion R. Thompson, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Mutual Funds

(File Nos. 033-56094; 811-07428)

Dear Mr. Thompson:

ING Mutual Funds (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management — ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP